Exhibit 99.1

SAB Biotherapeutics to List on Nasdaq through Merger with Big Cypress Acquisition Corp., Advancing Unique Human Antibody Platform with Demonstrated Utility in Immunotherapy and Rapid Response to Emerging Diseases

●	SAB Biotherapeutics (SAB) has entered into a definitive merger agreement with Big Cypress Acquisition Corp. (NASDAQ: BCYP) and upon closing, the combined company is expected to be listed on NASDAQ

●	Anticipated resources post-transaction will be used to further expand the new drug R&D and production capabilities of SAB’s DiversitAb™ platform that generates fully-human polyclonal antibodies by leveraging genetically-engineered bovine herds, with applications in infectious disease, cancer and a wide variety of immune system disorders

●	SAB’s targeted, highly-potent polyclonal antibodies harness the immune system’s innate power, in essence turbocharging the natural way our bodies fight pathogens and their variants, modulate immune disorders, and potentially combat cancer via multiple mechanisms

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SAB’s ~$250M to date in non-dilutive funding from the US Government and other sources has enabled the company to build out its bioproduction infrastructure, generate validating proof-of-platform clinical data in multiple programs, and progress the clinical development of its most advanced candidates

●	SAB-185–a novel government-funded therapeutic for COVID-19–moved from concept to the clinic in just 128 days and has the potential to effectively address emerging variants

●	SAB has extensive opportunities to expand its pharma partnerships by leveraging the broad therapeutic discovery and development engine and collaboration potential inherent in its platform

●	Business combination is expected to be completed in the fourth quarter of 2021

●	Joint investor conference call and webcast discussing the proposed transaction will be held today at 8:00 AM ET

SIOUX FALLS, S.D. & MIAMI, FLA., June 22, 2021 – SAB Biotherapeutics (SAB), a clinical-stage biopharmaceutical company with a novel immunotherapy platform that produces targeted, high potency, fully-human polyclonal antibodies at scale, and Big Cypress Acquisition Corp. (NASDAQ: BCYP), a blank check company focused on innovative biopharmaceutical firms, today announced that they have entered into a definitive business combination agreement. Upon closing of the proposed transaction, the combined company will operate as SAB Biotherapeutics and will continue to operate under the SAB management team, with Big Cypress Acquisition Corp.’s Samuel J. Reich and Jeffrey G. Spragens joining the SAB Board of Directors. SAB co-founder and current executive chairman, Dr. Edward Hamilton, plans to transition to a board observer role while remaining active in the company. Mr. Reich is expected to assume the role of executive chairman.

SAB plans to be listed on NASDAQ following the closing of the transaction. The proposed transaction implies an enterprise value for SAB, on a post-merger basis, of approximately $325 million (assuming a share price of $10.10 per share) and is expected to provide the combined company with approximately $118 million of pro forma cash (assuming no redemptions from Big Cypress’ trust account), to fuel development and commercialization of SAB’s unique DiversitAb™ platform that leverages its proprietary transchromosomic (Tc) bovine™ herds to produce highly-potent targeted fully-human polyclonal antibody therapeutics for a wide range of immune system disorders, cancer and infectious diseases without the need for human donors.

Proceeds from the business combination are expected to support advancement of SAB’s robust pipeline and platform through multiple catalysts across several programs. These potentially include multiple clinical data read-outs, which represent potential value inflection events.

“The execution of this merger agreement caps 18 months of tremendous progress at SAB,” said Eddie Sullivan, PhD, co-founder and chief executive officer of SAB Biotherapeutics. “Years of innovation and investment in our unique human polyclonal antibody platform have enabled us to rapidly respond to the COVID-19 pandemic, moving a therapeutic candidate from concept to the clinic in less than five months. The awarded funding and our collaboration with the federal government, as part of COVID-19 Response (formerly Operation Warp Speed), has enabled us to test, refine and advance our novel therapeutic development and internal production and regulatory processes, as well as provide a model for future rapid response. This period of intense activity leaves us well-positioned to advance our portfolio of novel therapies for immune system disorders, cancer and other infectious diseases. The unique attributes of our DiversitAb™ platform power our diversified strategy that includes rapid response, development of our own novel therapeutics, and a variety of pharma collaborations. We are excited at the expanded opportunities afforded by the merger to put our platform to work generating important new therapies for unmet medical needs.”

“At Big Cypress we screened more than 60 biotech companies in our search for the perfect merger partner,” noted Sam Reich, chief executive officer of Big Cypress Acquisition Corp. “We were thrilled when we found SAB Biotherapeutics, a distinctive and exciting approach to marrying the power of nature with advanced genomic technology. SAB met or exceeded our criteria, demonstrating de-risked early development processes, clinical proof-of-concept, therapeutic targets with large unmet needs and what we expect to be manageable Phase 3 trials, high-value indications, and the ability to efficiently put additional capital to work advancing a high potential pipeline. We like that SAB’s innovative technology and management team are unconventional by biotech standards, with their novel DiversitAb™ platform leveraging Tc bovine herds that rapidly produce fully-human polyclonal antibodies with almost unlimited therapeutic potential, as well as their location in our nation’s heartland. We look forward to working with the exceptional SAB team to advance this important technology.”

SAB Biotherapeutics Overview

SAB Biotherapeutics is a clinical-stage biopharmaceutical company advancing a new class of immunotherapies based on its human polyclonal antibodies. Applying advanced genetic engineering and antibody science, SAB develops fully-human antibodies produced from transchromosomic (Tc) bovine™ herds targeted at addressing specific diseases, including infectious diseases such as COVID-19 and influenza, immune system disorders including type 1 diabetes and organ transplantation, and cancer. SAB’s versatile and scalable DiversitAb™ platform is applicable to a wide range of serious human diseases. It rapidly produces natural, specifically targeted, high-potency, human polyclonal immunotherapies at commercial scale. The platform has been developed and validated through funding awarded from US government emerging disease and rapid response programs. SAB is currently advancing multiple clinical programs in a number of indications, in addition to its collaborations with global pharmaceutical and other partners.

Summary of the Transaction

Upon the closing of the business combination, and assuming a share price of $10.10 per share and no redemptions of shares of Big Cypress by its public stockholders, SAB would be expected to have an enterprise value of approximately $325 million and cash resources of approximately $118 million, including the contribution of up to $116 million from cash held in Big Cypress’ trust account (less any redemptions). Pro forma for the business combination, legacy shareholders of SAB will own approximately 68% of the post-merger public company, excluding any contingent consideration and before giving effect to any potential exercise of Big Cypress’ common stock purchase warrants into shares of common stock following the closing. There is no minimum cash closing condition for the transaction.

The transaction has been unanimously approved by both Big Cypress’ and SAB’s respective Boards of Directors. The proposed transaction is subject to the approval of Big Cypress and SAB stockholders and the satisfaction or waiver of other customary conditions, including a registration statement being declared effective by the U.S. Securities and Exchange Commission (the “SEC”), and is expected to close in the fourth quarter of 2021.

Additional information about the proposed transaction, including a copy of the merger agreement and an investor presentation, will be provided in a Current Report on Form 8-K to be filed by Big Cypress with the SEC, which will be available at www.sec.gov.

Advisors

Lazard is serving as exclusive financial advisor to SAB and Stradling Yocca Carlson & Rauth is serving as legal counsel. Chardan is serving as exclusive M&A advisor and financial advisor to Big Cypress and Dentons US LLP is serving as legal counsel. Ladenburg Thalmann & Co. Inc. acted as sole book-running manager and Brookline Capital Markets, a division of Arcadia Securities, LLC, acted as co-manager of Big Cypress $115 million IPO in January 2021 and Ladenburg Thalmann & Co. Inc. is acting as a capital markets advisor to Big Cypress.

Conference Call and Webcast Details

SAB and Big Cypress Acquisition Corp. will host a conference call and live audio webcast to discuss the proposed transaction today at 8:00 a.m. ET. To access the live conference call, please dial (833) 882-5274 (domestic) or (409) 937-8892 (international) at least five minutes prior to the start time and refer to conference ID 1865196.

A live audio webcast of the call can be accessed here and an archive will be available approximately two hours after the event.

About SAB Biotherapeutics, Inc.

SAB Biotherapeutics, Inc. (SAB) is a clinical-stage biopharmaceutical company advancing a new class of immunotherapies based on its human polyclonal antibodies. SAB has applied advanced genetic engineering and antibody science to develop transchromosomic (Tc) bovine herds that produce fully-human antibodies targeted at specific diseases, including infectious diseases such as COVID-19 and influenza, immune system disorders including type 1 diabetes and organ transplantation, and cancer. SAB’s versatile and scalable DiversitAb™ platform is applicable to a wide range of serious human diseases. It rapidly produces natural, specifically-targeted, high-potency, human polyclonal immunotherapies at commercial scale. The platform has been developed and validated through funding awarded from US government emerging disease and rapid response programs. SAB is currently advancing multiple clinical programs in a number of indications, in addition to its collaborations with global pharmaceutical and other partners. For more information visit: www.sabbiotherapeutics.com and follow @SABBantibody on Twitter.

About Big Cypress Acquisition Corp.

Big Cypress Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses with a focus within the life sciences industry. The Company is led by Chief Executive Officer, Chief Financial Officer and Director Samuel J. Reich. For more information, visit www.bigcypressaccorp.com.

Forward-Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between the Company and SAB, the estimated or anticipated future results and benefits of the combined company following the proposed business combination, including the likelihood and ability of the parties to successfully consummate the proposed business combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and SAB. These statements are subject to a number of risks and uncertainties regarding the Company’s businesses and the proposed business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the proposed business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed business combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed business combination; the risk that the approval of the stockholders of the Company or SAB for the potential transaction is not obtained; failure to realize the anticipated benefits of the proposed business combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of the Company or SAB; the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by the Company’s stockholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the proposed business combination; costs related to the proposed business combination; and those factors discussed in the Company’s final prospectus relating to its initial public offering, dated January 11, 2021, and filed with the SEC on January 12, 2021, in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on April 2, 2021, in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2021, filed with the SEC on May 21, 2021, and other filings with the SEC. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed business combination, Big Cypress intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. The Company will mail a definitive proxy statement/final prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Big Cypress will send to its stockholders in connection with the proposed business combination. Investors and security holders of Big Cypress are advised to read, when available, the proxy statement/prospectus in connection with Big Cypress’ solicitation of proxies for its special meeting of stockholders to be held to approve the proposed business combination (and related matters) because the proxy statement/prospectus will contain important information about the proposed business combination and the parties to the proposed business combination. The definitive proxy statement/final prospectus will be mailed to stockholders of Big Cypress as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website http://www.sec.gov or by directing a request to ir@bigcypressaccorp.com.

Participants in the Solicitation

Big Cypress, SAB and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Big Cypress’ stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Big Cypress’ directors and officers in Big Cypress’ filings with the SEC including the Registration Statement to be filed with the SEC by Big Cypress, which will include the proxy statement of Big Cypress for the proposed business combination, and such information and names of SAB’s directors and executive officers will also be in the Registration Statement filed with the SEC by Big Cypress, which will include the proxy statement of Big Cypress for the proposed business combination.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Big Cypress, the combined company or SAB Biotherapeutics, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts:

SAB Biotherapeutics

Melissa Ullerich

+1 605-679-4609

mullerich@sabbiotherapeutics.com

Big Cypress Acquisition Corp.

Barbara Lindheim

BLL Partners for Big Cypress

+1 917-355-9234

blindheim@bllbiopartners.com